Spheris Inc.
720 Cool Springs Boulevard, Suite 200
Franklin, Tennessee 37067
May 8, 2006
via EDGAR and FACSIMILE
(202) 772-9210
Paul Fischer, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Spheris Inc. (the “Registrant”)
Registration Statement on Form S-4 (Commission File No. 333-132641)
(as amended, the “Registration Statement”)
Dear Mr. Fischer:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, requests acceleration of the effective date of the Registration Statement, to 4:00 p.m., Eastern Time, on Wednesday, May 10, 2006, or as soon as practicable thereafter.
     The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely,
/s/ Gregory T. Stevens

Gregory T. Stevens Chief Administrative Officer, General Counsel and Secretary